SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Global Telecom & Technology, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
378979 10 8
(CUSIP Number)
D. Michael Keenan
Global Telecom & Technology, Inc.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
Telephone: (703) 442-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
October 15, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
D. Michael Keenan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		1,890,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,890,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,890,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.1%(1%)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 1,305,000 shares of common stock issuable upon the exercise of warrants.
Page 2 of 9 Pages

Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Global Telecom & Technology, Inc., a Delaware corporation formerly known as Mercator Partners Acquisition Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.
Item 2. Identity and Background.
     This Schedule 13D is filed on behalf of D. Michael Keenan (the “Reporting Person”).
     This Schedule 13D relates to (i) 1,305,000 shares of Common Stock issuable upon the exercise of Class W and Class Z warrants held by the Reporting Person and (ii) 585,000 shares of common stock held by the Reporting Person (collectively, the “Shares”). The Reporting Person has sole voting and dispositive power over the Shares, subject to an escrow applicable to certain warrants described in Item 5 below.
     The Reporting Person is currently serving as the Chief Executive Officer and a director of the Issuer.
     The business address of the Reporting Person is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.
     During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     On October 15, 2006, in connection with the Issuer’s acquisition of Global Internetworking, Inc. (“GII”), the Reporting Person was issued the Shares by the Issuer in partial consideration for the Reporting Person’s 45% ownership interest in GII. The stock purchase agreement, which was entered into on May 23, 2006, placed a value on the Issuer’s Class B common stock (which converted into common stock following the closing of the acquisition) of $5.18 a share. The stock purchase agreement placed a value on the Issuer’s Class W warrants and Class Z warrants of $0.47 and $0.49, respectively. The values for the Issuer’s Class B common stock, Class W warrants and Class Z warrants were determined based on their closing prices for the two days prior and two days subsequent to May 23, 2006.
Page 3 of 9 Pages

Item 4. Purpose of Transaction.
     The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Letter described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.
     At the date of this Statement, the Reporting Person, except as set forth in this Statement (including pursuant to the employment agreement described in item 6) and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.
Page 4 of 9 Pages

Item 5. Interest in Securities of the Issuer.
     As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,890,000 shares of Common Stock, which represents approximately 13.1% of the Common Stock outstanding as of October 15, 2006. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of 1,890,000 shares of Common Stock. However, 135,000 shares of Common Stock are subject to an escrow agreement and will be released to the Reporting Person only if and when the indemnity claims of the Issuers, if any, are settled in accordance with the stock purchase agreement relating to the Issuer’s acquisition of GII. Additionally, 870,000 Class W and Class Z warrants are subject to an escrow agreement and will be released to, and exercisable by, the Reporting Person only if and when the conditions set forth in the stock purchase agreement relating to the Issuer’s acquisition of GII are satisfied.
     All of the percentages calculated in this statement are based upon an aggregate of 13,030,100 shares of Common Stock outstanding as of October 15, 2006. This amount assumes that all shares of the Issuer’s Class B common stock were converted into shares of Common Stock, and does not give effect to any shares of Class B common stock that instead may be converted into a portion of the trust account created in connection with the Issuer’s initial public offering
     There have been no transactions in the securities of the Issuer by the Reporting Persons in the 60 days immediately preceding the date of this report.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The Reporting Person is a party to a stock purchase agreement by and among the Reporting Person, the Issuer and the other stockholders of GII, dated May 23, 2006, as amended by an amendment to stock purchase agreement dated September 25, 2006 (collectively, the “Stock Purchase Agreement”), pursuant to which the stockholders of GII sold all of the capital stock of GII to the Issuer.
     In exchange for all of the capital stock of GII, the stockholders of GII received, on a pro-rata basis, consideration with a total estimated value on October 15, 2006 of approximately $25.2 million, consisting of:
•	$14,000,000 in cash (less approximately $987,000 which was paid to GII option holders in cancellation of their options);

•	1,300,000 shares of Common Stock;

•	$4,000,000 in promissory notes with an interest rate of 6%, due on December 29, 2008;

•	1,450,000 Class W warrants; and

•	1,450,000 Class Z warrants.
Page 5 of 9 Pages

     The former GII stockholders holding at least 20% of the shares of Common Stock issued pursuant to the Stock Purchase Agreement are entitled to demand, at any time beginning three months after the closing of the acquisition of GII, that the Issuer register the securities issued by the Issuer pursuant to the Stock Purchase Agreement. In addition, the former GII stockholders have certain “piggyback” registration rights applicable to those securities on any other registration statements that the Issuer may file, subject to certain limitations.
     As the sole remedy for most of the indemnity obligations of the former stockholders of GII set forth in the Stock Purchase Agreement, 300,000 shares of Common Stock, including 135,000 of the Shares, are to be held in escrow. Depending on the amount of any paid claims, pending claims or claims that have not been applied against a $200,000 deductible, the Common Stock placed in escrow are to be released to the former GII stockholders on the one year anniversary of the closing.
     In addition to the escrow described above, 966,666 of the Class W warrants and 966,666 of the Class Z warrants, including 435,000 of the Class W warrants and 435,000 of the Class Z warrants held by the Reporting Person, are to be placed in escrow by the former GII stockholders pursuant to the Stock Purchase Agreement. The Class W warrants are to be released to the former GII stockholders when a majority of the Class W warrants that were issued and outstanding as of the date of the Stock Purchase Agreement have been exercised, redeemed, or otherwise converted into cash or equity securities. The release of Class W warrants from escrow is to occur earlier in the event that either the Reporting Person or Todd Vecchio is dismissed from employment by the Issuer other than for “cause,” as defined in the employment agreement entered into with the Issuer, or if there is a merger, asset sale or similar transaction that results in a change of control of the Issuer. The Class Z warrants sre to be released to the former GII stockholders when a majority of the Class Z warrants that were issued and outstanding as of the date of the Stock Purchase Agreement have been exercised, redeemed, or otherwise converted into cash or equity securities. The release of Class Z Warrants from escrow is to occur earlier in the event that either the Reporting Person or Todd Vecchio is dismissed from employment by the Issuer other than for “cause” as defined in the employment agreement entered into with the Issuer or if there is a merger, asset sale or similar transaction that results in a change of control of the Issuer.
     The Class W warrants are exercisable for one share of Common Stock. The exercise price for each Class W warrant is $5.00. The Class W warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2010 or earlier upon redemption. The Issuer may redeem the outstanding Class W warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $7.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
Page 6 of 9 Pages

     The Class Z warrants are exercisable for one share of Common Stock. The exercise price for each Class Z warrant is $5.00. The Class Z warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2012 or earlier upon redemption. The Issuer may redeem the outstanding Class Z warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $8.75 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
     In connection with the acquisition of GII, and the issuance of the Shares, the Reporting Person entered into a lock-up letter agreement with the Issuer (the “Lock-up Letter”). The Lock-up Letter prohibits the Reporting Person from selling or transferring any of the Shares. Six months after the closing of the acquisition of GII, the Reporting Person may sell or transfer up to 50% of that number of the Shares that would be permitted to be sold pursuant to Rule 145 promulgated under the Securities Act of 1933, as amended, in any consecutive three month period. 18 months following the closing of the acquisition of GII, the Reporting Person may freely sell or transfer the Shares.
      Also in connection with the acquisition of GII, the Reporting Person entered into an employment agreement with the Issuer, pursuant to which the Reporting Person serves as the Issuer’s chief executive officer, effective as of October 15, 2006. The employment agreement provides, among other things, that the Reporting Person will receive a grant of 150,000 shares of the Issuer’s restricted stock, with vesting to occur in equal installments on the first four anniversary dates of the effective date of the employment agreement, subject to accelerated vesting upon the termination of the Reporting Person’s employment under certain specified circumstances.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1. Specimen Class W warrant certificate (included as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).
     Exhibit 2. Specimen Class Z warrant certificate (included as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).
     Exhibit 3. Stock Purchase Agreement entered into by the Issuer, dated May 23, 2006, as amended (included as Annex A of the Issuer’s Definitive Proxy Statement (No. 000-51211), dated October 2, 2006, and incorporated by reference herein).
     Exhibit 4. Form of Lock-up letter agreement entered into by the Issuer and the stockholders of Global Internetworking, Inc., dated October 15, 2006 (included as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2006 and incorporated by reference herein).
     Exhibit 5. Employment Agreement between the Issuer and the Reporting Person, dated October 15, 2006 (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 19, 2006, and incorporated herein by reference).
     Exhibit 6. Power of Attorney.
Page 7 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     October 25, 2006

D. MICHAEL KEENAN

By:	*

Name:	D. Michael Keenan

*By:	/s/ Christopher Davis

Christopher Davis, in his capacity as attorney-in-fact
Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1	Specimen Class W warrant certificate (included as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).

2	Specimen Class Z warrant certificate (included as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).

3	Stock Purchase Agreement entered into by the Issuer, dated May 23, 2006, as amended (included as Annex A of the Issuer’s Definitive Proxy Statement (No. 000-51211), dated October 2, 2006, and incorporated by reference herein).

4	Form of Lock-up letter agreement entered into by the Issuer and the stockholders of Global Internetworking, Inc., dated October 15, 2006 (included as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 19, 2006 and incorporated by reference herein).

5	Employment Agreement between the Issuer and the Reporting Person, dated October 15, 2006 (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 19, 2006, and incorporated herein by reference).

6	Power of Attorney.
Page 9 of 9 Pages

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 16th day of October 2006.

/s/
Name:	D. Michael Keenan